

Mail Stop 4631

June 3, 2010

Mr. Joel Frank
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

   RE: Och-Ziff Capital Management Group LLC
     Form 10-K for the fiscal year ended December 31, 2009
     Filed March 4, 2010
     File #1-33805

Dear Mr. Frank:

  We have reviewed your response letter dated May 20, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies – Fair Value of Investments, page 84

1. We have reviewed your response to our prior comment three. We note that the valuation of investments held by your funds is the most critical estimate made by management and that this critical estimate significantly impacts your results, since management fees and incentive income are determined based on the fair value of the investments held by your funds. We also note your risk factor disclosure on page 35 that valuation methods can be subject to significant subjectivity. Therefore, we continue to believe that quantified disclosures regarding the fair value methodologies you use to value fund assets should be provided so that investors can better understand the underlying nature of the fund assets and the potential subjectivity of their valuation. As previously requested, please provide us, and disclose in future filings annual and quarterly filings, quantified disclosures regarding the percentages of fund assets for which fair value is

measured based on Level I, Level II, and Level III for each significant fund as of each balance sheet date. To the extent that these disclosures are not indicative of trends in investment strategy or valuation risk, please provide additional narrative disclosures.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant